UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): MAY 1, 2008

RATHGIBSON, INC.
(Exact name of registrant as specified in its charter)

Delaware	333-134875	22-3683283
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

475 Half Day Road, Suite 210, Lincolnshire, Illinois	60069
(Address of principal executive offices)	(Zip Code)

(847) 276-2100
(Registrant's telephone number, including area code)

N/A
(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01. Changes in Registrant's Certifying Accountant.

On May 1, 2008, the board of directors of RG Tube Holdings LLC ("RG Tube"), an indirect parent of RathGibson, Inc. (the "Company") and acting on the Company's behalf, dismissed Deloitte & Touche LLP ("D&T") as the Company's independent registered public accounting firm.

D&T's audit reports on the Company's consolidated financial statements as of and for the fiscal years ended January 31, 2008 and 2007 did not contain any adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended January 31, 2008 and 2007 and during the subsequent period through the date of the filing of this Current Report on Form 8-K, there were no disagreements with D&T on any matter of accounting principles or practices, financial statement disclosure or auditing scope of procedures. During the fiscal years ended January 31, 2008 and 2007 and during the subsequent period through the date of the filing of this Current Report on Form 8-K, there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided a copy of the disclosures above to D&T and requested D&T to furnish it with a letter addressed to the Securities and Exchange Commission ("SEC") stating whether or not D&T agrees with the foregoing statements and, if not, the respects in which it disagrees. A copy of the letter dated May 7, 2008 from D&T to the SEC is filed as Exhibit 16.1 to this Current Report on Form 8-K.

Simultaneously with the dismissal of D&T, the board of directors approved the engagement of KPMG LLP ("KPMG") as its independent registered public accounting firm for the fiscal year ended January 31, 2009. KPMG's engagement is subject to the completion by KPMG of its client acceptance procedures. During the fiscal years ended January 31, 2008 and 2007 and during the subsequent period through the date of the filing of this Current Report on Form 8-K, the Company has not consulted with KPMG regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on the Company's financial statements; or (iii) any matter that was either the subject of disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

The following exhibit is furnished herewith:

16.1 Letter re Change in Certifying Accountant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RATHGIBSON, INC.

/s/ Barry C. Nuss

Barry C. Nuss
Chief Financial Officer

Date: May 7, 2008